May 5, 2006

Mail Stop 4561

Mr. Greg McAdam
President, Secretary and Treasurer
Eagle Ridge Ventures, Inc.
301 West Holly Street, D-15
Bellingham, WA 98225

> **Re: Eagle Ridge Ventures, Inc.**
> **Amendment no. 1 to Registration Statement on Form SB-2**
> **Filed April 14, 2006**
> **File No. 333-131972**

Dear Mr. McAdam:

We have reviewed the above-referenced amendment and have the following comments.

Prospectus Summary

1. We are unable to locate any changes in response to comment 4 of our letter dated March 17, 2006.

Risks Related To This Offering, page 6

2. If Eagle Ridge has any policies that would protect the public shareholders from such unilateral actions as described in the first factor, please disclose those policies. If not, please disclose the lack of such policies.

Directors, Executive Officers and Control Persons, page 12

3. We note that your articles of incorporation refer to a Mr. Daniel Kramer. Please advise what position he may have had or may still have with Eagle Ridge. If he is no longer involved with Eagle Ridge, please advise what function he performed for the company and remuneration he may have received,

Suppliers of Reclaimed Textiles, page 17

4. Please identify any individual supplier who provided more than 10% of the reclaimed textiles that you sold in the past year.

Customers for Reclaimed Textiles, page 17

5. Since the two customers account for such a material amount of your business, please identify them in this discussion and specify the amounts of business with each one in the past year.

Management's Discussion and Analysis, page 19

6. Please disclose an estimate the annual costs to Eagle Ridge of being a publicly-reporting company. Such estimate should include the costs of compliance with all applicable rules and regulations, including Sarbanes-Oxley. Please also address the source of funding to meet these expected costs.

Certain Relationships and Related Transactions, page 21

7. Please disclose how the net asset value of Freshly Pressed was determined for the purposes of setting the price for the sale to Eagle Ridge and by whom that determination was made.

Financial Statements
Note 6 Business Combination, page F-10

8. We note your response to previous comment No. 18. Your response does not address paragraph 11 of SFAS 141. Given that the transaction involved is with a related party it would appear that the transaction should not have been accounted for as a purchase business combination as has been disclosed. Provide us with evidence to support your accounting. See SFAS 141, Appendix D paragraphs 11 thorugh18.

Notes to the Financial Statements
General

9. We note your response to previous comment No. 19. Tell us why you have not provided this information within a footnote to the audited financial statements.

Financial Information – General

10. Provide updated financial information through the quarterly period ended February 28, 2006 in your next amendment as required by Rule 310 of Regulation S-B.

Item 28. Undertakings, page 31

11. Please update your undertakings to those specified by Item 512(g) of Regulation S-B.

Greg McAdam
Eagle Ridge Ventures, Inc.
May 5, 2006
Page 3 of 3

<u>General</u>

You may contact Marc Thomas at (202) 551-3452 or Brad Skinner, Branch Chief - Accounting Branch, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Christian I. Cu
       O'Neill Law Group PLLC
       1055 West Georgia Street, Suite 1880
       Vancouver, British Columbia, CANADA V6E 3P3
       Facsimile no. (604) 687-6650